                        MAKO MARINE INTERNATIONAL, INC.
                             4355 N.W. 128TH STREET
                              MIAMI, FLORIDA 33054

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

    This Information Statement is being mailed on or about December 13, 1996 to holders of record on December 12, 1996 of shares of common stock, par value $.01 per share ("Common Stock") of Mako Marine International, Inc., a Florida corporation ("Mako"). It is being furnished in connection with the designation by Tracker Marine, L.P., a Missouri limited partnership ("Tracker"), of persons who will begin service as Directors of Mako as of a date which is not less than ten days after the date of its mailing. Upon taking office as Directors, Tracker's designees will constitute a majority of the Board of Directors of Mako. Tracker's designation of persons to Mako's Board of Directors is pursuant to a Stock Purchase Agreement dated December 4, 1996 ("Stock Purchase Agreement") between Mako and Tracker described below. See "Change in Control-Transaction with Tracker."

    No action is required by the public shareholders of Mako in connection with the appointment of persons designated by Tracker to Mako's Board of Directors. However, Section 14(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires Mako to mail to the holders of its Common Stock the information set forth in this Information Statement at least ten days before the change in a majority of its Directors.

    NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND MAKO A
PROXY.

    As of the close of business on December 12, 1996, Mako had outstanding 2,655,000 shares of Common Stock and outstanding warrants and options to purchase 3,622,900 shares of Common Stock, including 3,100,000 publicly traded Redeemable Common Stock Purchase Warrants ("Public Warrants").

CHANGE IN CONTROL

    BACKGROUND

    In its 1996 Annual Report Mako indicated that, as a result of continuing losses, in order to meet its cash requirements and to continue as a going concern, Mako would be required to achieve profitable operations and/or obtain additional debt or equity financing. At that time Management's stated plans included the review of potential transactions to gain market share and to absorb additional overhead, and continued efforts to arrange debt and equity financing to improve Mako's cash flow and capital positions. During the early months of fiscal 1997, Mako continued to experience negative cash flows which, if not remedied, will result in its inability to continue operations as anticipated. On October 17, 1996, Mako entered into a non-binding letter of intention with Tracker, which contemplated the sale of a controlling block of equity securities of Mako in exchange for an infusion of cash and the contribution by Tracker of certain assets related to its saltwater fishing boat manufacturing business.

    TRANSACTION WITH TRACKER

    Tracker, a privately-owned company based in Springfield, Missouri, is a substantial manufacturer of freshwater fishing and pontoon boats. Tracker has a network of more than 400 dealers in the United States and Canada, currently offering numerous models of aluminum and fiberglass freshwater fishing boats. Tracker conducts saltwater boat manufacturing operations under its Silver King and SeaCraft brands, from a facility in Punta Gorda, Florida. See "Security Ownership of Certain Beneficial Owners and Management" for information concerning the beneficial ownership of Tracker.

    Mako believes that the alliance with Tracker not only offers an opportunity for Mako to obtain a needed infusion of cash and assets, but to take advantage of Tracker's marketing and management expertise and distribution network.

    The Stock Purchase Agreement provides that Tracker will purchase 6,400,000 newly issued shares of Common Stock ("Mako Shares") from Mako for a purchase price consisting primarily of cash in the amount of $4,140,000 and assets relating to Tracker's saltwater boat business, including exclusive rights over a five-year period to advertise Mako's saltwater boat products in the "Offshore Angler" catalog published by an affiliate of Tracker. It is anticipated that the transaction, under applicable accounting principles, will result in an increase in Mako's capital of approximately $9.4 million. Mako has been advised by Tracker that the cash required for the acquisition of the Mako Shares will be provided from internally generated funds.

    The Stock Purchase Agreement also provides that during the period beginning on the closing date and ending 90 business days following the exercise, redemption or expiration date of the Public Warrants, Mako will issue to Tracker an additional 1,800,000 shares, if the market price of Mako's Common Stock is $5 or more during a period of ten consecutive trading days; an additional 1,800,000 shares, if the price of the Common Stock is $6 or more during a period of ten consecutive trading days; and an additional 3,629,000 shares if the price of the Common Stock is $7 or more during a period of ten consecutive trading days. The expiration date of the Public Warrants is August 23, 2000.

    On December 4, 1996 Tracker and CreditAmerica Venture Capital, Inc. ("CAVC") entered into an agreement ("CAVC Agreement") pursuant to which Tracker agreed to purchase 930,000 shares of Mako's Common Stock ("CAVC Shares") from CAVC at a price of $2 per share. The closing of the purchase of each of the Mako Shares and the CAVC Shares will take place contemporaneously, CAVC is a venture capital firm and Mako's principal shareholder. Douglas W. Baena, Mako's Chairman, President and Chief Executive Officer, and Joseph J. Messina, a director of Mako, are principal shareholders of CAVC. See "Security Ownership of Certain Beneficial Owners and Management." Tracker has agreed to indemnify Mako's officers and directors and CAVC and its officers, directors and controlling persons against certain matters in respect of the sale of the CAVC Shares.

    Upon its contemporaneous acquisition of the Mako Shares and the CAVC Shares, Tracker will own of record and beneficially 7,330,000 shares of Mako Common Stock, representing approximately 80.9% of the outstanding shares of Mako Common Stock. Prior to the execution of the Stock Purchase Agreement and the CAVC Agreement, Tracker advised the parties that it required, for business and Federal income tax reasons, the initial and continued ownership of at least 80% of the outstanding shares of Mako Common Stock. CAVC agreed to the sale of the CAVC Shares in order to enable the prompt investment by Tracker in Mako.

    The Stock Purchase Agreement also provides Tracker with an option to acquire additional shares of Mako Common Stock at $1.50 per share. The option is designed to permit Tracker to maintain an 80% interest in Mako to the extent that outstanding options and warrants are exercised in the future. There are currently outstanding options and warrants to purchase 3,622,900 shares of Common Stock, which expire at varying dates through 2001.

    The foregoing transactions are subject to certain conditions, including certain consents, waivers and approvals. It is anticipated that closing of these transactions will occur by December 31, 1996, although there can be no assurance that such will be the case.

    CHANGE IN MANAGEMENT

    Upon Tracker's acquisition of the Mako Shares and the CAVC Shares, a change of control of Mako will occur. Pursuant to the Stock Purchase Agreement, Tracker will have the right to designate a majority of the Board of Directors. As a result, at that time, the Board of Directors will be fixed at seven persons; and Ken Burroughs, Joe C. Greene, Susie Henry and Larry Mueller, each of whom is a designee of Tracker, will be appointed Directors. In addition, Douglas W. Baena, Bruce Foerster and Joseph J. Messina will continue as Directors, and Jeffrey Bleustein will resign. See "Directors." Mako has not been advised whether any changes in the executive officers of Mako will occur.

    EFFECT OF TRANSACTION ON MAKO'S CONTINUED LISTING ON THE NASDAQ SMALLCAP
     MARKET

    On October 3, 1996, Mako received notice from the Nasdaq Stock Market, Inc., that unless Mako could demonstrate its ability to meet Nasdaq's $1 million minimum capital requirement for continued listing, Nasdaq would delist Mako's Common Stock and Public Warrants from trading. After a hearing on November 21, 1996 before a Nasdaq Listing Qualifications Panel, Nasdaq granted Mako a conditional exception to the capital requirement, primarily on the basis of the proposed transaction with Tracker. The exception requires that Mako (i) provide Nasdaq with a copy of the definitive contract with Tracker on or before December 4, 1996, (ii) close the transaction with Tracker on or before December 31, 1996, (iii) file a public document with the SEC and Nasdaq that evidences compliance with the criteria necessary for initial listing on Nasdaq, and (iv) file an initial inclusion application with Nasdaq by December 16, 1996. In the event these requirements are not met, or if Mako's application is not accepted, Mako's Common Stock and Public Warrants may be delisted from the Nasdaq SmallCap Market. In such event, it is anticipated that Mako's securities would be traded on the Nasdaq Bulletin Board.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    At the close of business on December 12, 1996, Mako had outstanding 2,655,000 shares of Common Stock, each of which entitles the holder to one vote. Voting is not cumulative.

    The following table provides information, at December 12, 1996 and after giving effect to the transactions with Tracker, with respect to (i) any person known to Mako to be the beneficial owner of five percent or more of the outstanding shares of Common Stock of Mako, (ii) each Director and certain executive officers of Mako, and (iii) all Directors and executive officers as a group. For the purpose of computing the percentage of the shares of Common Stock owned by each person or group listed in this table, any shares not outstanding which are subject to options or warrants exercisable within 60 days have been deemed to be outstanding and owned by such person or group, but have not been deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person. Except as otherwise indicated below, each of the persons named below is believed by Mako to possess sole voting and investment power with respect to the shares of Common Stock beneficially owned by such person.

                                                                                       UPON CLOSING OF
                                           AS OF DECEMBER 12, 1996                TRANSACTIONS WITH TRACKER
                                   ---------------------------------------  -------------------------------------
                                    AMOUNT AND NATURE OF
                                    BENEFICIAL OWNERSHIP                     AMOUNT AND NATURE
                                             OF              PERCENT OF        OF BENEFICIAL        PERCENT OF
NAME AND ADDRESS OF                      SHARES OF              CLASS       OWNERSHIP OF SHARES       CLASS
  BENEFICIAL OWNER                      COMMON STOCK         OUTSTANDING      OF COMMON STOCK      OUTSTANDING
---------------------------------  ----------------------  ---------------  -------------------  ----------------
CAVC.............................             930,000(1)        35.0%                  None             *
  7358 Pine Forest Circle
  Lake Worth, FL 33463

Douglas W. Baena.................          982,500(1)(2)        36.7%                52,500(2)          *
  3530 Magellan Circle
  Aventura, FL 33180

Joseph J. Messina................          967,500(1)(3)        36.4%                37,500(3)          *
  44 Madison Avenue
  New York, NY 10017

Jeffrey Bleustein................               7,000(4)          *                   7,000(4)          *
  3700 W. Juneau Avenue
  Milwaukee, WI 53201

Bruce Foerster...................               3,000(5)          *                   3,000(5)          *
  4045 Sheridan Avenue
  Suite 432
  Miami Beach, FL 33140

Gerritt Walsh....................               1,333(5)          *                   1,333(5)          *
  4355 N.W. 128th Street
  Miami, FL 33054

Tracker Marine, L.P..............                   None          *               7,330,000(6)        80.9%
  1915-C South Campbell
  Springfield, MO 65804

                                                                                       UPON CLOSING OF
                                           AS OF DECEMBER 12, 1996                TRANSACTIONS WITH TRACKER
                                   ---------------------------------------  -------------------------------------
                                    AMOUNT AND NATURE OF
                                    BENEFICIAL OWNERSHIP                     AMOUNT AND NATURE
                                             OF              PERCENT OF        OF BENEFICIAL        PERCENT OF
NAME AND ADDRESS OF                      SHARES OF              CLASS       OWNERSHIP OF SHARES       CLASS
  BENEFICIAL OWNER                      COMMON STOCK         OUTSTANDING      OF COMMON STOCK      OUTSTANDING
---------------------------------  ----------------------  ---------------  -------------------  ----------------
All Directors and executive
  officers as a group
  (nine persons).................              1,097,667        41.3%                94,333             1%

------------------------

*   less than one percent.

(1) CAVC was the sole shareholder of Mako prior to its August 1995 public offering. By reason of an agreement among the shareholders of CAVC, Douglas
    W. Baena and Joseph J. Messina have the right to vote the 930,000 shares of Common Stock of Mako owned by CAVC on all matters submitted to shareholders and, accordingly, have shared voting power with respect to all such shares. As a result of their respective stock interests in CAVC, each of the persons listed below is the indirect beneficial owner of a portion of such 930,000 shares in the amounts indicated: Brett Schwebke--266,489 shares (10.0% of the issued and outstanding); each of Douglas W. Baena and Harry Bresky--200,400 shares (7.5%); BuyAmerica, Inc. (of which Paul Lavor is the controlling shareholder)--136,443 shares (5.1%); and Wilmont Holdings Corp. (of which Joseph J. Messina is the sole shareholder)--51,166 shares (1.9%). Pursuant to the terms of the CAVC shareholders' agreement, each shareholder of CAVC has agreed to elect and retain Mr. Baena and Mr. Messina as the sole members of the board of directors of CAVC; provided that if Mr. Baena or Mr. Messina ceases to be a shareholder of CAVC, no other shareholder will be obligated to vote for such former shareholder as a director. No shareholder of CAVC may transfer its shares without the consent of all other CAVC shareholders. CAVC has outstanding warrants to purchase shares of CAVC common stock. Such warrants are exercisable at any time until August 23, 1998. The aggregate of the exercise prices of all of such warrants is approximately $690,000. If such warrants were exercised in full, as a result of their respective interests in CAVC, each of the persons listed below would be the indirect beneficial owner of a portion of such 930,000 shares in the amounts indicated: Douglas W. Baena--254,084 shares (9.6%); Harry Bresky--217,530 shares (8.2%); Brett Schwebke--134,389 shares (5.1%);
    BuyAmerica Inc.--140,123 shares (5.3%); and Wilmont Holdings Corp.--108,586 shares (4.1%).

(2) Includes 12,500 shares that may be purchased upon exercise of Public Warrants; 5,000 shares, of which 2,500 shares may be purchased upon exercise of Public Warrants held by Mr. Baena's former wife (as to which he disclaims beneficial ownership); and 20,000 shares, of which 10,000 shares may be purchased upon exercise of Public Warrants held in trust for the benefit of Mr. Baena's children.

(3) Includes 5,000 shares that may be purchased upon exercise of Public Warrants and 25,000 shares that may be purchased upon exercise of an option granted by Mako's Board of Directors.

(4) Includes 3,000 shares that may be purchased upon exercise of options granted under Mako's 1995 Stock Option Plan and 2,000 shares that may be purchased upon exercise of Public Warrants.

(5) Consists of shares that may be purchased upon exercise of options granted under Mako's 1995 Stock Option Plan.

(6) Consists of shares to be acquired by Tracker. See "Change in Control." Tracker is a Missouri limited partnership whose sole general partner is JLM Management Company ("JLM"), a privately-held Missouri corporation. John L. Morris, of Springfield, Missouri, is the sole director of JLM and, through a revocable trust, the indirect beneficial owner of all of the outstanding capital stock of JLM. Accordingly, Mr. Morris and JLM may also be considered the beneficial owners of these shares. None of Kenneth Burroughs, Joe C. Greene, Susie Henry or Larry Mueller, Tracker's designees for directors of Mako, is the beneficial owner of any shares of Mako Common Stock.

    Mr. Morris is engaged, through Bass Pro, L.P., Springfield, Missouri, a privately-held Missouri limited partnership controlled by him, in the businesses of retail and wholesale sporting goods sales, catalog sales of sporting goods and the ownership and operation of a resort in Branson, Missouri. Through his control of Tracker, discussed above, Mr. Morris is also engaged in the fishing and family pontoon boat business.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Based solely on a review of copies of forms filed under Section 16(a) of the Exchange Act furnished to Mako and written representations from Mako's executive officers and Directors, Mako believes that all Section 16(a) filing requirements for the period ended June 29, 1996 applicable to its executive officers, Directors and greater than 10% beneficial owners were satisfied.

                                   DIRECTORS

    Mako's bylaws provide that the number of Directors may be fixed within the range of two to seven persons by the Board of Directors or the shareholders, if not fixed by the Board. The number is currently fixed at four. Vacancies in the Board may be filled by a vote of the remaining Directors.

                               CURRENT DIRECTORS

                                                                                                            DIRECTOR
NAME                                               AGE                 PRINCIPAL OCCUPATION                   SINCE
---------------------------------------------      ---      -------------------------------------------  ---------------
Douglas W. Baena.............................          54   Chief Executive Officer, Chairman of the     June 1994
                                                            Board and President of Mako
Jeffrey Bleustein............................          57   President of Harley-Davidson Motor Company   August 1995
Bruce S. Foerster............................          55   President and Chief Executive Officer of     January 1996
                                                            South Beach Capital Markets Advisory
                                                            Corporation
Joseph J. Messina............................          41   Employee and owner of Ameristar Leasing      June 1994
                                                            Company

    The following persons will assume office as Directors upon Tracker's acquisition of the Mako Shares and the CAVC Shares. It is anticipated that such persons will begin service on or prior to December 31, 1996, but in any event more than ten days after the mailing of this Information Statement. The term of office for each director will run until the 1997 Annual Meeting of Shareholders and until their respective successors shall have been elected and shall have qualified.

                TRACKER'S DESIGNEES TO MAKO'S BOARD OF DIRECTORS

NAME                                               AGE                          PRINCIPAL OCCUPATION
---------------------------------------------      ---      ------------------------------------------------------------
Kenneth Burroughs............................          41   President, Tracker Marine, L.P.
Joe C. Greene................................          60   Attorney, Greene & Curtis, L.L.P.
Susie Henry..................................          45   Executive Vice President, Bass Pro, L.P.
Larry Mueller................................          50   Private Investor

    Susie Henry is the sister, and Larry Mueller is the brother-in-law, of John
L. Morris. See footnote (6) to table under the caption "Security Ownership of Certain Beneficial Owners and Management."

    Each of the current Directors and Tracker's designees for Directors of Mako is a United States citizen. During the past five years, none of the current Directors or Tracker designees (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a final judgment, decree or final order enjoining further violations of, or prohibiting activity subject to, federal or state securities laws or finding any violations of such laws.

BUSINESS HISTORIES OF DIRECTORS

    Douglas W. Baena has been Chairman of the Board and Chief Executive Officer of Mako since its inception in June 1994 and its President from inception to January 1995 and from July 1996 to the present.

Since 1989, Mr. Baena has been a private investor. He is the President, a Director and significant shareholder of CAVC and the sole shareholder of CreditAmerica, Inc. ("CreditAmerica"), an equipment leasing and finance company.

    Since January 1993, Jeffrey Bleustein has been the President of Harley-Davidson Motor Company, the largest manufacturer of motorcycles in the United States, and for more than five years prior thereto, he held various other executive positions with Harley-Davidson. Mr. Bleustein is also a Director of Rexworks, Inc., a manufacturer of waste disposal equipment.

    Since January 1995, Bruce S. Foerster has been the President and Chief Executive Officer of South Beach Capital Markets Advisory Corporation, a firm which he founded that provides investment advisory, venture capital and public relations services. Between June 1992 and December 1994, Mr. Foerster served as Managing Director, US Equity Syndicate, for Lehman Brothers. For more than five years prior thereto, he was the Managing Director, Equity Transactions Group/Equity Syndicate, for Paine Webber Incorporated. Mr. Foerster also serves as a Director and Trustee of eight mutual funds of the Pilgrim America Group.

    Joseph J. Messina was Mako's President and Chief Operating Officer from January 1995 to June 1996. Between April 1978 and January 1992 Mr. Messina was employed by Vendor Funding Co., Inc., an equipment leasing company. Since January 1992, he has been employed by Ameristar Capital Corporation, an equipment leasing company which he owns. Mr. Messina is an officer, Director and shareholder of CAVC.

BUSINESS HISTORIES OF TRACKER DESIGNEES

    Since August 1994, Kenneth Burroughs has been president of JLM, the sole general partner of Tracker. For more than five years prior thereto, he was president of Skeeter Products, Inc., a Kilgore, Texas company engaged in the manufacture and sale of freshwater fishing boats. Mr. Burroughs also serves on the Board of Directors of the National Association of Boat Manufacturers.

    Joe C. Greene is the Managing Partner of Greene & Curtis, L.L.P., a Missouri limited liability partnership, and has been engaged in the practice of law in Springfield, Missouri for more than 30 years. He is also the general counsel of Bass Pro, L.P. and Tracker. Mr. Greene is also a Director of O'Reilly Automotive, Inc. (engaged in the auto parts sales business), the President and a Director of the Missouri Sports Hall of Fame, a Director of Commerce Bank, N.A., and the Secretary and a Director of BASSGEC Management Company.

    Since December 1993, Susie Henry has been the Executive Vice President of Bass Pro, L.P. and JLM. For more than five years prior thereto she served as Vice President of Bass Pro Shops, Inc., the predecessor of Bass Pro, L.P. Ms. Henry also serves on the Board of Directors of BASSGEC Management Company.

    For more than the past five years, Larry Mueller has been a private investor and the President of Springfield Credit, L.L.C., a Missouri limited liability company owned by him, which is engaged in the finance business. Mr. Mueller also serves on the Boards of Directors of Commerce Bank, N.A. and BASSGEC Management Company.

BOARD OF DIRECTOR AND COMMITTEE MEETINGS

    During the fiscal year ended June 29, 1996, there were eight meetings of the Board of Directors. Each Director attended not less than 75% of the meetings of the Board held while he was a Director.

    The Board of Directors of Mako does not have a nominating committee.

    The Board of Directors of Mako has a compensation committee consisting of Jeffrey Bleustein and Bruce S. Foerster, who are non-employee Directors, and Douglas W. Baena, an employee Director. The compensation committee is authorized and empowered to review and approve management compensation. The compensation committee was established in April 1996 and met once in respect of the fiscal year ended June 29, 1996, subsequent to the fiscal year end.

    The Board of Directors established an audit committee in April 1996 to oversee and advise the Board on matters regarding internal controls, the work of internal auditors and the annual independent audit. The audit committee is composed of two Directors, Bruce S. Foerster and Jeffrey Bleustein. The audit committee met once in respect of the fiscal year ended June 29, 1996, subsequent to the fiscal year end.

    The Board of Directors has not yet established which Directors will serve on Mako's audit and compensation committees subsequent to the closing of the transactions with Tracker.

DIRECTOR COMPENSATION

    Each non-employee Director is entitled to receive a director's fee of $2,500 per quarter, plus expenses. Prior to June 21, 1996, each non-employee Director was entitled to receive a fee of $1,000 per meeting plus expenses. Compensation of each non-employee Director of Mako during the fiscal year ended June 29, 1996 is set forth in the table below. Compensation of each employee Director is set forth below in the section entitled "Executive Officers."

                                                                           CASH COMPENSATION     SECURITY GRANTS
                                                                          -------------------  -------------------
                                                                                                    NUMBER OF
                                                                                                   SECURITIES
NAME                                                                      ANNUAL RETAINER FEE  UNDERLYING OPTIONS
------------------------------------------------------------------------  -------------------  -------------------
Jeffrey Bleustein.......................................................       $   3,500             15,000(1)
Bruce S. Foerster.......................................................           2,500             15,000(1)

------------------------

(1) Stock options were granted to Mr. Bleustein and Mr. Foerster under Mako's 1995 Stock Option Plan. The exercise price of Mr. Bleustein's options is $1.00 per share, and the exercise price of Mr. Foerster's options is $4.00 per share. The options are exercisable in increments of 20% per year.

                               EXECUTIVE OFFICERS

BUSINESS HISTORIES OF EXECUTIVE OFFICERS

    Information concerning Douglas W. Baena, Mako's President, Chairman of the Board and Chief Executive Officer, and Joseph J. Messina, its President and Chief Operating Officer until his resignation in June 1996, are set forth above under the caption "Directors."

    Lawrence Tierney, age 50, has been the Chief Financial Officer of Mako since March 1995. From August 1986 to March 1995 he was employed by Chris-Craft Boats, a manufacturer of fiberglass powerboats, including as its Chief Financial Officer from June 1993 to March 1995, its Chief Operating Officer from June 1991 to June 1993 and a Vice President of Finance from August 1986 to June 1991.

    Hugh L. Russ, age 56, has been a Vice President of Mako since its inception, its Secretary and Treasurer since March 1995, and its Executive Vice President and Chief Operating Officer since June 1996. From June 1974 to August 1994, he was a Vice President of Mako Marine, Inc. ("Old Mako"), whose assets were acquired by Mako in 1994.

    Edward Kunuty, age 55, has been Vice President, Marketing and Sales, of Mako since June 1995. From October 1991 until June 1995 he was the President of Aquarius Health & Fitness Instruments, Inc., a manufacturer of aquatic exercise and rehabilitation equipment.

    Gerritt Walsh, age 43, has been an employee of Mako since its inception and Vice President, Florida Sales, since September 1994. He was an employee of Old Mako from June 1992 to August 1994. From December 1990 to June 1992 he was Director of sales and marketing for Luhrs Corporation, a boat manufacturer.

    Brett Schwebke, age 31 was a Vice President of Mako from August 1994 until his resignation in March 1996. From May 1986 to August 1994, he was an employee of Old Mako.

    Daniel Chips, age 39, was Vice President, Manufacturing, of Mako from July 1995 until his resignation in June 1996. From February 1987 until June 1995 he was a production manager of Wellcraft Marine, Inc., a boat manufacturer.

COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth certain summary information concerning all cash and non-cash compensation, for the fiscal year ended June 29, 1996 and the eleven months ended July 1, 1995, of Mako's Chief Executive Officer and of its other executive officers who earned over $100,000 in compensation during each such period.

                           SUMMARY COMPENSATION TABLE

                                                                                  ANNUAL COMPENSATION     LONG TERM
                                                                                                        COMPENSATION
                                                                                 ---------------------  -------------
                                                                                                         SECURITIES
                                                                                                         UNDERLYING
NAME AND PRINCIPAL POSITION                                                        YEAR     SALARY ($)   OPTIONS (#)
-------------------------------------------------------------------------------  ---------  ----------  -------------
Douglas W. Baena...............................................................       1996  $  170,000       --
Chairman of the Board,                                                                1995      84,000
President, Chief Executive Officer
Joseph J. Messina..............................................................       1996     110,000       25,000
President, Chief Operating Officer
Gerritt Walsh..................................................................       1996     129,454        4,000
Vice President, Florida Sales

    Mako has no long-term incentive plans or stock appreciation rights plans. Mako adopted its 1995 Stock Option Plan in June 1995.

    The following table sets forth, for Joseph J. Messina and Gerritt Walsh, information regarding options granted to them by Mako during the fiscal year ended June 29, 1996. No options or other rights to acquire Common Stock were granted by Mako to Douglas W. Baena during the fiscal year.

            OPTION GRANTS TO EXECUTIVE OFFICERS IN LAST FISCAL YEAR

                                                       NUMBER OF           % OF TOTAL
                                                      SECURITIES         OPTIONS GRANTED      EXERCISE
                                                  UNDERLYING OPTIONS     TO EMPLOYEES IN        PRICE      EXPIRATION
NAME                                                    GRANTED            FISCAL YEAR      ($ PER SHARE)     DATE
------------------------------------------------  -------------------  -------------------  -------------  -----------
Joseph J. Messina...............................         25,000(1)               19.1%        $    4.25       6/28/01
Gerritt Walsh...................................          4,000(2)                3.1              4.00       8/23/00

------------------------

(1) Options granted outside Mako's 1995 Stock Option Plan, which become exercisable in full on December 28, 1996.

(2) Options granted under Mako's 1995 Stock Option Plan, one-third of which became exercisable in August 1996. The balance is exercisable over a two year period, commencing in August 1997.

    The following table sets forth, for the named executive officers, the number of shares of Common Stock that may be acquired under options held as of June 29, 1996, and the value of such options as of that date. No named executive officer exercised options for Common Stock during the fiscal year.

                    AGGREGATED FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES
                                                                    UNDERLYING                    VALUE OF
                                                                UNEXERCISED OPTIONS       UNEXERCISED IN-THE-MONEY
                                                                  AT YEAR-END (#)          OPTIONS AT YEAR-END (1)
                                                           -----------------------------  -------------------------
                                                                 EXERCISABLE (E)/               EXERCISABLE/
NAME                                                             UNEXERCISABLE (U)              UNEXERCISABLE
---------------------------------------------------------  -----------------------------  -------------------------
Joseph J. Messina........................................              25,000(U)                     --
Gerritt Walsh............................................               1,333(E)                  $     333
                                                                        2,667(U)                        667

------------------------

(1) The fiscal year-end market price of Mako's Common Stock was $4.25 per share.

OTHER AGREEMENTS WITH EXECUTIVE OFFICERS

    Douglas W. Baena is employed as Mako's Chairman of the Board and Chief Executive Officer pursuant to an employment agreement that expires in August 1998. Mr. Baena is entitled to receive a salary of $170,000 per year, subject to annual cost of living increases. In addition, Mr. Baena is entitled to receive an annual bonus of not less than three quarters of one percent of Mako's net revenues for the prior fiscal year in excess of $20 million; provided that the bonus is payable only if Mako earns pre-tax profits, and then only up to 10% of the pre-tax profits for such year. To date no bonus has been paid. Mako is obligated to provide Mr. Baena with the use of a late model automobile and an allowance for housing in Florida, the cost of which housing shall not exceed $3,000 per month.

    Joseph J. Messina was employed as Mako's President and Chief Operating Officer until June 28, 1996. Pursuant to his employment agreement he received an annual salary of $114,000. Mr. Messina's employment agreement was in all other respects identical to Mako's agreement with Mr. Baena. On June 28, 1996 Mr. Messina resigned as an employee of Mako and entered into a one-year consulting agreement pursuant to which he will receive $50,000. In addition, Mako granted Mr. Messina an option to purchase 25,000 shares of its Common Stock. See "Executive Officers--Compensation of Executive Officers."

    Lawrence Tierney is party to an employment agreement with Mako that expires on March 1, 1998, pursuant to which he is employed as Mako's Chief Financial Officer at an annual salary of $100,000. Mr. Tierney has agreed not to compete with the business of Mako for a period of one year following termination of his employment. Upon a sale of control of Mako, in certain circumstances the agreement may be terminated and Mr. Tierney would be entitled to one year's base salary as severance pay.

    Edward Kunuty is party to an employment agreement with Mako that expires on May 9, 1998, pursuant to which he is employed as Mako's Vice President, Marketing and Sales at an annual salary of $100,000. In addition, he is entitled to receive an annual bonus equal to one quarter of one percent of boat sales in excess of $8 million per year, adjusted for discounts. If Mako is sold, in certain circumstances, he would be entitled to six months' severance pay.

    Brett Schwebke was employed as a Vice President of Mako pursuant to an employment agreement that provided for an annual salary of $100,000. Effective March 29, 1996 Mr. Schwebke resigned from his position with Mako. At such time, he entered into a two year non-competition agreement for which he will be paid $100,000, payable in 16 equal monthly installments, the first of which was paid on April 15, 1996.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Commencing in February 1994, a group of investors formed CAVC and from time to time thereafter provided it with an aggregate of $1.9 million. The members of such group, each of whom may be deemed to be a "promoter" of Mako, consist of Douglas W. Baena; H. Harry Bresky; BuyAmerica, Inc., a company controlled by Paul Lavor; Wilmont Holdings Corp., a company wholly owned by Joseph J. Messina; Joseph O'Sullivan; Robert Sponheimer; and Brett Schwebke. See "Security Ownership of Certain Beneficial Owners and Management." In February 1994, CAVC agreed to provide Old Mako with working capital advances and, upon certain conditions, to acquire Old Mako's defaulted bank debt. Thereafter, CAVC acquired such defaulted debt by paying the bank $500,000 in cash and giving the bank a promissory note in the principal amount of $1.5 million. On August 2, 1994, CAVC foreclosed the defaulted bank debt and acquired substantially all of the boat manufacturing assets of Old Mako, consisting primarily of property and equipment, patents and trademarks, accounts and inventory. Concurrently, CAVC indemnified Robert Schwebke, the founder of Old Mako and the father of Brett Schwebke, to the extent of approximately $816,400, against certain pre-acquisition tax liabilities of Old Mako and liabilities in connection with a Small Business Administration loan to Old Mako. CAVC also assumed liabilities of Old Mako for certain product liability claims and accrued vacation pay in the amount of approximately $281,000 and incurred other transactional-related liabilities in the amount of approximately $783,000. CAVC then conveyed the acquired assets of Old Mako to Mako in exchange for (a) 930,000 shares of Mako's Common Stock, (b) $900,000 of purchase money debt from Mako ("CAVC Debt"), (c) the assumption by Mako of CAVC's $1.5 million note payable to the bank ("Bank Debt"), (d) CAVC's indemnity obligations to Robert Schwebke, and (e) CAVC's assumed or incurred liabilities of Old Mako.

    The CAVC Debt bears interest at nine percent per annum, is repayable in 24 equal monthly installments, commencing in November, 1997, and is secured by Mako's inventory, accounts receivable, property and equipment. CAVC's security interest is junior to the security interest collateralizing the Bank Debt; however, the bank subordinated its security interest in accounts receivable and inventory until August 31, 1996. In August, 1996, the bank agreed to extend the date of its subordination until August 31, 1997, in exchange for Mako's extension of the exercise period of the bank's warrants to purchase 70,000 shares of Mako's Common Stock until August 31, 1997.

    From time to time, CreditAmerica has made revolving credit advances to Mako for working capital purposes. Upon completion of Mako's initial public offering, $236,000 was outstanding. Thereafter, during the balance of fiscal 1996, CreditAmerica advanced to Mako an additional $150,000, of which $85,000 was subsequently repaid. The outstanding principal balance, together with interest at nine percent per annum, is payable on demand. CreditAmerica's advances to Mako are secured by Mako's accounts receivable and inventory.

    Each of the CAVC and CreditAmerica has agreed that any other indebtedness owing from Mako to either of them would not be repaid until November 1997, and thereafter would be paid in equal monthly installments over a two-year period with interest at nine percent per annum.

    Mako's manufacturing facility is leased under a triple net lease that expires on July 31, 2001, from Robert Schwebke. Mako pays an annual aggregate base rental of $542,400 and is responsible for taxes associated with the property. The lease also provides for two seven-year renewal options. Mako believes that the terms of the lease are at a market rate. The lease is encumbered by mortgages in the aggregate amount of approximately $2.4 million. Payments by Mako under the lease approximate payments required for debt service and real estate taxes. Both before and after the acquisition of the assets of Old Mako, there have been, and continue to be, defaults relating primarily to payment of real estate taxes under the mortgages. The holder of the first mortgage has agreed to forbear from exercising its remedies (including foreclosure) until February, 1997 so long as no further events of default occur. At such time consideration will be given to reinstatement of the original maturity date of February 1999. The holder of the second mortgage for which the last payment is owed in June 2000, has not waived past defaults consisting primarily of the failure to pay Old Mako's real estate taxes.

    In April 1995, as a condition to the bridge financing obtained in connection with Mako's public offering, CAVC agreed (a) to lend to Mako funds necessary to cure the past real estate tax payment defaults relating to its manufacturing facility prior to any loss by Mako of its leasehold interest therein, (b) to indemnify Robert Schwebke with respect to certain payroll tax payment defaults, and (iii) to indemnify Mako from any losses in excess of $150,000 arising out of claims against Mako for liabilities of Old Mako that were not assumed in August 1994.

                                          By Order of the Board of Directors,

                                          DOUGLAS W. BAENA
                                          CHAIRMAN OF THE BOARD, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER

Miami, Florida
December 13, 1996